SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                             NutraMax Products, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    67061A30
                                 --------------
                                 (CUSIP Number)

                                David M. Schulte
                             Chilmark Fund II, L.P.
                            875 North Michigan Avenue
                             Chicago, Illinois 60611
                                 (312) 984-9711
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 13, 1999
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 10 Pages
                        Exhibit Index Appears on Page 10

                                  SCHEDULE 13D
CUSIP NO.  67061A30
           --------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cape Ann Investors, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)    [___]
                                                            (b)    [ x ]
                                                                    ---
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     [___]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
NUMBER OF             None
SHARES        __________________________________________________________________
BENEFICIALLY    8     SHARED VOTING POWER
OWNED BY              2,242,308
EACH          __________________________________________________________________
REPORTING       9     SOLE DISPOSITIVE POWER
PERSON                None
WITH          __________________________________________________________________
                10    SHARED DISPOSITIVE POWER
                      2,457,733
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,457,733
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                              [___]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO

                                  SCHEDULE 13D
CUSIP NO.  67061A30
           --------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chilmark Fund II, L.P.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    [___]
                                                                   (b)    [ x ]
                                                                           ---
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [___]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
              7     SOLE VOTING POWER
NUMBER OF           None
SHARES           _______________________________________________________________
BENEFICIALLY  8     SHARED VOTING POWER
OWNED BY            2,247,308
EACH             _______________________________________________________________
REPORTING     9     SOLE DISPOSITIVE POWER
PERSON              None
WITH             _______________________________________________________________
              10    SHARED DISPOSITIVE POWER
                    2,462,733
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,462,733
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     [___]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN

                                  SCHEDULE 13D
CUSIP NO.  67061A30
           --------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chilmark II, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    [___]
                                                              (b)    [ x ]
                                                                      ---
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [___]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER
NUMBER OF              None
SHARES           _______________________________________________________________
BENEFICIALLY     8     SHARED VOTING POWER
OWNED BY               2,247,308
EACH             _______________________________________________________________
REPORTING        9     SOLE DISPOSITIVE POWER
PERSON                 None
WITH             _______________________________________________________________
                 10    SHARED DISPOSITIVE POWER
                       2,462,733
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,462,733

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                [____]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO

                                  SCHEDULE 13D
CUSIP NO.  67061A30
           --------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Chilmark Partners, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)    [___]
                                                                (b)    [ x ]
                                                                        ---
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [__]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF               None
SHARES            ______________________________________________________________
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY                2,247,308
EACH              ______________________________________________________________
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                  None
WITH              ______________________________________________________________
                  10    SHARED DISPOSITIVE POWER
                        2,462,733
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,462,733
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [___]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO

                                  SCHEDULE 13D
CUSIP NO.  67061A30
           --------
--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David M. Schulte
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)    [___]
                                                                  (b)    [ x ]
                                                                          ---
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [___]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF               None
SHARES            ______________________________________________________________
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY                2,247,308
EACH              ______________________________________________________________
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                  None
WITH              ______________________________________________________________
                  10    SHARED DISPOSITIVE POWER
                        2,462,733
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,462,733
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [___]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN

     This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed on September 22, 1997, as previously amended (the "Schedule 13D"), by Cape Ann Investors, L.L.C. ("Cape Ann"), Chilmark Fund II, L.P. ("Chilmark Fund"), Chilmark II, L.L.C. ("Chilmark II"), Chilmark Partners, L.L.C. ("Chilmark Partners") and David M. Schulte (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.001 per share ("Common Stock"), of NutraMax Products, Inc. (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     Cape Ann expended $4,905,612.00 to acquire the 1,140,840 additional Shares of Common Stock to which this Amendment relates. The source of such funds was capital contributions from the members of Cape Ann.

Item 4.  Purpose of Transaction.

     On January 13, 1999, Cape Ann consummated the previously disclosed purchase of additional Shares from the Issuer pursuant to the 1998 Superseding Agreement, acquiring 1,140,840 additional Shares.

     The Reporting Persons intend to continue to review their investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock, other general economic, market and investment conditions and options available to them, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to applicable law and the limitations of the 1998 Superseding Agreement previously described in the Schedule 13D.

     Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) As of the date hereof, the Reporting Persons beneficially own 2,462,733 shares of Common Stock (2,457,733, in the case of Cape Ann), in each case including 215,425 shares issuable upon exercise of the Warrants. To the best knowledge of the Reporting Persons, there are 7,114,361 shares of Common Stock outstanding (as reported by the Issuer in its most recent Annual Report on Form 10-K, plus an aggregate of 1,441,860 additional shares issued to the Reporting Persons and others on January 13, 1999). The 2,462,733 shares beneficially owned by the Reporting Persons represent approximately 33.6% of the Common Stock issued and outstanding, including, for these purposes, the 215,425 shares of Common Stock that would be issued upon exercise of the Warrants in accordance with Rule 13d-3. Subject to the limitations of the 1998 Superseding Agreement, the Reporting Persons share the power to vote or to direct the vote of, and the power to dispose or to direct the disposition of, the Common Stock beneficially owned by them (except that Cape Ann does not share such powers with respect to the 5,000 shares of Common Stock held directly by Chilmark Fund and none of the Reporting Persons has the power currently to vote the shares issuable upon exercise of the Warrants).

     (c) During the last sixty days, the only transaction in Common Stock effected by the Reporting Persons (or, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A to the Schedule 13D) was the purchase, on January 13, 1999, by Cape Ann of 1,140,840 shares of Common Stock from the Issuer at a price of $4.30 per share, or an aggregate of $4,905,612.00.

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  January 14, 1999

                                  Cape Ann Investors, L.L.C.


                                  By:   /s/ David Schulte
                                      ------------------------
                                      Name:  David Schulte
                                      Title: President

                                  Chilmark Fund II, L.P.

                                  By: Chilmark II, L.L.C.


                                  By:   /s/ David Schulte
                                      ------------------------
                                      Name:  David Schulte
                                      Title: President

                                  Chilmark II, L.L.C.


                                  By:   /s/ David Schulte
                                      ------------------------
                                      Name:  David Schulte
                                      Title: President

                                  Chilmark Partners, L.L.C.


                                  By:   /s/ David Schulte
                                      ------------------------
                                      Name:  David Schulte
                                      Title: Managing Member

                                        /s/ David Schulte
                                      ------------------------
                                            David Schulte



                                  EXHIBIT INDEX
                                  -------------
Exhibit                                                                                  Page
Number         Description                                                               Number
-------        -----------                                                               ------

 1             Joint Filing Agreement, dated September 19, 1997,                         *
               among the Reporting Persons.

 2             Stock Purchase Agreement.                                                 *

 3             Amendment No. 1.                                                          *

 4             Form of Share Purchase Agreement, dated as of                             *
               September 18, 1997.

 5             October Agreement.                                                        *

 6             Amendment to October Agreement.                                           *

 7             August 1998 Amendment to Stock Purchase Agreement.                        *

 8             Purchases of Common Stock during the Sixty Days Leading up to and         *
               including August 31, 1998.

 9             1998 Superseding Agreement                                                *

10             Letter Agreement regarding the determination of the Exercise Price of     *
               the Warrants




--------

* previously filed